Exhibit 12

Ball Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

($ in millions)	2007		2006		2005		2004		2003

Earnings before taxes	$364.5		$446.9		$363.6		$445.9		$323.5
Plus:
Interest expensed and capitalized	155.8		142.5		121.7		105.8		144.2
Interest expense within rent	28.3		27.7		25.6		24.8		22.6
Amortization of capitalized interest	3.1		2.9		2.9		1.8		1.9
Distributed income of equity investees	12.9		6.0		11.6		8.4		4.5
Less:
Interest capitalized	(6.4)		(8.1)		(5.3)		(2.1)		(3.1)

Adjusted earnings	$558.2		$634.1		$520.1		$584.6		$493.6

Fixed charges (a)	184.1		170.2		147.3		130.6		166.8

Ratio of earnings to fixed charges	3.0	x	3.6	x	3.5	x	4.5	x	3.0	x

(a)	Fixed charges include interest expensed and capitalized as well as interest expense within rent.